Exhibit I

Capital Maritime & Trading Corp. Announces the Acquisition of

Capital Product Partners L.P. Common Units and a Rule 10b5-1 Trading Plan

On May 19, 2016, Capital Maritime & Trading Corp. (“Capital Maritime”) announced that it has acquired 459,799 common units in open market transactions and that it entered into a Rule 10b5-1 trading plan (the “10b5-1 Plan”) with an independent broker-dealer for the further purchase of up to 5,000,000 common units of Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping partnership with common units listed on the Nasdaq Global Select Market. Capital Maritime is CPLP’s sponsor and the sole member of its general partner. Because purchases under the 10b5-1 Plan are subject to pre-determined pricing parameters, there can be no assurance that common units will be purchased under the 10b5-1 Plan.

The 10b5-1 Plan will expire by the earlier of November 3, 2016, the date that 5,000,000 common units have been purchased or the termination of the plan, and is intended to comply with Rules 10b5-1 and 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. Common units previously purchased and those purchased under the 10b5-1 Plan, if any, are expected to be held by Capital Maritime and to remain outstanding.

Pursuant to the 10b5-1 Plan, the independent broker-dealer will act as Capital Maritime’s agent to purchase common units in open market transactions on pre-arranged terms during a period beginning on May 20, 2016 and ending on November 3, 2016. Repurchases are subject to Securities and Exchange Commission (“SEC”) regulations, as well as certain market price, volume and timing conditions specified in the 10b5-1 Plan.

Transactions in common units will be disclosed publicly, on an aggregated basis, in CPLP’s annual report on Form 20-F and, to the extent required, Capital Maritime’s statement on Schedule 13D filed with the SEC.

About Capital Maritime & Trading Corp.

Capital Maritime & Trading Corp. is a diversified shipping company with activities in the sea transportation of wet (crude oil, oil products and chemicals), container and dry cargoes worldwide with a long history of operating and investing in the shipping markets.

Contact Details:

Capital Maritime & Trading Corp.

Gerasimos (Jerry) Kalogiratos, CFO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalmaritime.com